Exhibit 5.1

November 3, 2015

Agritek Holdings, Inc.

319 Clematis Street, Suite 1008

West Palm Beach, FL 33401

Gentlemen:

This letter confirms that I hereby resign from the Board of Directors of Agritek Holings, Inc. (the “Company”) and from all offices that I hold with the Company or any of its subsidiaries effective immediately.

In connection with my resignation, this will confirm that I have cancelled 15,000,000 shares of the Company’s common stock I previously owned.

I advised B. Michael Friedman, the sole member of the Board that he should examine the accuracy of the Company’s disclosure and accounting treatment regarding its March 18, 2014 purchase and financing of 80 acres of land in Pueblo County, Colorado in light of recent questions I raised whether this transaction was completed as disclosed.